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Filed by Peter Kiewit Sons', Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) under the Securities Exchange Act of 1934 Subject Company: Peter Kiewit Sons', Inc.
Commission File No.: 000-23943


                                 August 30, 2002

Dear Kiewit Stockholders:

At our July 25, 2002 Board Meeting, the Directors gave preliminary approval to pursue a corporate reorganization plan which would change the legal ownership structure of our company from a corporation to a limited partnership. The plan would have minimal impact on our day-to-day work, how we conduct our business, and our tradition and philosophy of employee ownership.

The reorganization addresses the Board's goal of creating a more tax-efficient legal entity which provides greater flexibility and a wider choice of options in which to utilize company earnings than we have with our current corporate structure.

The reorganization is conditioned upon receipt of certain agreements from the IRS, approval by the SEC and final approval by the Board. Documents were filed with the SEC today to begin the approval process.

When the SEC review is complete, you will receive in the mail a complete packet of information about the reorganization plan. Following that mailing, shareholders will have the opportunity to ask questions about the information and the reorganization plan at one of a series of regional shareholder meetings which will be scheduled later this fall.

                                                 Sincerely,

                                                 /s/ KENNETH E. STINSON

                                                 Kenneth E. Stinson
                                                 Chairman & CEO

KES/cmb

THIS LETTER DOES NOT CONSTITUTE ANY OFFER OF ANY SECURITIES. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/JOINT PROSPECTUS RELATING TO THE REORGANIZATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. A REGISTRATION STATEMENT ON FORM S-4 OF PETER KIEWIT SONS', L.P. AND PETER KIEWIT SONS' GP, INC. CONTAINING THE PROXY STATEMENT/JOINT PROSPECTUS IS AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV.